2 About this fact sheet 3 Strategic approach to sustainability 4 Sustainability governance 5 ESG risks 6 Material issues 6 Environmental review 8 Community engagement and support 9 Human relations and health and safety review Environmental review Community engagement and support Employee relations and health and safety review P6 P8 P9 Forward-looking statements Some of the information in this fact sheet may contain projections or other forward-looking statements regarding future events or other financial performance, including information relating to DRDGOLD Limited (DRDGOLD or the Company or the Group), that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this fact sheet, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, amongst others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a prolonged strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors. These risks include, without limitation, those described in the section titled “Risk factors” included in our Form 20-F for the fiscal year ended 30 June 2024, which will be filed with the United States Securities and Exchange Commission (SEC) on or about 30 October 2024. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this fact sheet or the occurrence of unanticipated events. Any forward-looking statement included in this fact sheet have not been reviewed or reported on by DRDGOLD’s auditors. ABOUT THIS FACT SHEET STRATEGIC APPROACH ESG RISKS MATERIAL ISSUES Contents DRDGOLD ESG Fact Sheet 2024 1 Rolling back mining's environmental legacy through large-scale retreatment of mine dumps

Our model for value-creation means that environmental, social and governance (ESG) factors are central to the business and not simply add-ons. We believe that the integration of sustainable development in our operating and financial construct is a compelling differentiator for DRDGOLD. By approaching ESG as a subset of sustainable development, we have consistently sought to find integrated solutions for each of the capital stocks that make up the sustainable development value composite and that contribute to our circular model. We endeavour to improve the transparency of ESG disclosures, taking cognisance of material issues affecting ESG responsibilities within the Group. We also report on our alignment with the United Nations Sustainability Development Goals (SDGs) as well as the Responsible Gold Mining Principles (WGC RGMPs) of the World Gold Council, which we joined as a member in September 2023. This ESG fact sheet, prepared for the year ended 30 June 2024, contains sustainability data which is also contained in our Annual Integrated Report 2024 and therefore should be read in conjunction with the report, which can be found on the Company’s website: https://www.drdgold.com/investors/ reports-and-results#ars2024. The Annual Integrated Report is prepared in accordance with the Integrated Reporting Framework and the Global Reporting Initiative (GRI) Standards. We also apply other standards, codes, principles and guidelines during our reporting processes including, the King IV Report on Corporate Governance for South Africa, 2016 (King IV), the JSE Limited Listings Requirements, and the Companies Act of South Africa, No. 71 of 2008. DRDGOLD has identified the following eight United Nations SDGs which are aligned to our core purpose as a business and our overall strategy: ABOUT THIS FACT SHEET STRATEGIC APPROACH ESG RISKS MATERIAL ISSUES About this fact sheet DRDGOLD ESG Fact Sheet 2024 2

Johannesburg has a unique story and would, but for the discovery and mining of gold, not exist. The mines, however, did not come to the city, rather the city came to the mines. What resulted was poorly regulated urbanisation and hundreds of thousands of people living in close proximity to former mining infrastructure and mine dumps. Conventional environmental and closure standards are proving inadequate at containing the impacts of mining on surrounding communities. Financial capital Manufactured and intellectual capital Human capital Natural capital Social and relationship capital A strategy informed by sustainable development DRDGOLD’s operating footprint spans this legacy in Johannesburg, the East Rand and Far West Rand. An integral part of our mining process is to remedy the negative aspects of that legacy by rehabilitation and land restoration through mining (the recycling of old mine dumps and slimes dams) and by vegetating those that have been a permanent feature of the surrounding landscape. We take an integrated approach to both social and natural capital. They are inextricably linked, and delivering value in respect of the one, also brings us closer to our goals in respect of the other. Our aim is to leave an enduring legacy by permanently removing many of the old mine dumps scattered around the Witwatersrand basin that were either built where they did not belong in the first place, or had become inappropriately situated because of the movement of people and the establishment of a new urban reality. We do this by reprocessing the dumps and redepositing the mine-waste onto tailings storage facilities (TSF) that are managed in accordance with contemporary standards of environmental and geo-technical standards, cleaning environmentally sensitive areas in the process and freeing up land for redevelopment. This yields both an environmental dividend as well as a social dividend in improving the quality of life for affected communities, while also creating financial value and allowing sustainable land use to take place in areas previously sterilised. The value delivery is therefore truly integrated and firmly aligned with the principles of sustainable development. Our process is technologically-driven, requiring a specialised skillset on the part of our employees. Hazardous reagents are used in our metallurgical processes which requires sharp focus on safety and governance, while the prominence of water and electricity consumption requires acute awareness and ongoing development to limit and reduce our impact on the environment. ESG is key to our commitment to sustainable development and our goals of reversing the environmental legacy of early mining, limiting and reducing our impact on natural resources and improving the quality of life for our affected communities. With every project we challenge ourselves to ensure that our values, ambitions and actions are aligned. We ask ourselves: • Do we provide an inclusive workspace that promotes diversity? • Do we provide our employees, and women in particular, with a working environment that is both physically and emotionally safe? • Is our workforce trained and equipped to deal with the ever-changing factors influencing our business and the increasingly prominent role of technology? • Is our water usage optimal and do we minimise the extent to which we rely on potable water? • Are we managing effluent effectively and preventing the discharge of pollutants into surrounding water sources? • Are we doing enough to reduce our reliance on the power utility, Eskom Holdings SOC Limited (Eskom), and thus our reliance on coal-fired electricity and its associated carbon footprint, and promoting sustainability through strategies that soften the impact of Eskom’s pricing policy, and the unreliable and erratic nature of electricity supply? • Is our dust monitoring programme effective in reducing the nuisance to affected communities? • Do we have the relevant regulatory compliance requirements to address uncertainty? ABOUT THIS FACT SHEET STRATEGIC APPROACH ESG RISKS MATERIAL ISSUES Strategic approach to sustainability DRDGOLD ESG Fact Sheet 2024 3

ABOUT THIS FACT SHEET | STRATEGIC APPROACH | ESG RISKS | MATERIAL ISSUES

Strategic approach to sustainability continued

These questions also inform an integrated thinking process in the execution of our overall business strategy by the board of directors (Board) of the Company.

A very prominent part of our business focus is that of TSF safety. We subscribe to the contemporary imperative of greater transparency and enhanced governance in terms of the technical standards, safety and the environmental impact of TSFs, a commitment that has so far led us to implement the following:

- **A Group-wide review of the TSF management policy to align with best practice**
- **Tailings Performance Management System for dedicated data collection, storage and processing**
- **Quarterly drone and satellite surveillance**
- **Review of various technologies which could be used to enhance TSF observation and monitoring**
- **External Tailings Review Panel**

Our strategic focus areas with a direct link to ESG include:

3	4	5
Using technology and information to enhance operational performance and to minimise impact on the environment	**Create a value driven culture of employee safety, empowerment, diversity and inclusivity**	**Improving the quality of life of communities surrounding our operations**

Refer to the Strategy and outlook section on page 26 of the Annual Integrated Report 2024.

Sustainability governance

The Board is ultimately responsible for setting the governance standards of the Company to ensure that business is conducted ethically, responsibly and in accordance with principles of good corporate governance. The Social and Ethics Committee assists the Board in executing this responsibility. The Board is satisfied that the chairman of the Social and Ethics Committee has sufficient expertise and experience to oversee sustainability-related issues, as he is a qualified ESG Competent Director and Climate Change Competent Director. In addition to this, the Board resolved that the other two non-executive directors on the committee also have the requisite skills and expertise to serve as members of this committee and on the other Board committees on which they serve.

Key activities of the Social and Ethics Committee include:

- Monitoring the Group's activities with regard to the Ten Principles of the United Nations Global Compact and the Organisation for Economic Co-operation and Development's recommendations regarding corruption; the Global Industry Standards on Tailings Management; the United Nations SDGs; the Employment Equity Act 55 of 1998; and the Broad-Based Black Economic Empowerment Act 53 of 2003
- Monitoring principles governing sponsorship, donations and charity
- Monitoring the impact of the Group's activities on the environment and on public healthy and safety
- Monitoring labour and employment practices
- Reviewing the Group's Code of Ethics
- Providing guidance on corporate citizenship initiatives
- Reviewing cases of employee conflicts of interests, misconduct or fraud, or any other unethical activity by employees of the Group

The executive committee (Exco) led by the Chief Executive Officer is responsible for executing the ESG strategy and reporting back to the Board.

During the financial year, the Chairman shared regular updates on practices in relation to sustainability matters with Board members as and when they became available. Furthermore, as the whole aspect of ESG and climate change in relation to sustainability reporting is fast evolving, it has become imperative to have a structured approach to sustainability-related issues on our meeting agendas and management reports to ensure that we are incorporating the requisite themes and requirements.



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ABOUT THIS FACT SHEET | STRATEGIC APPROACH | ESG RISKS | MATERIAL ISSUES

ESG risks

Our Board oversees our risk strategy, including risk appetite and risk management governance. DRDGOLD employs a formal, enterprise-wide risk management process (ERM) designed in terms of which risks are identified, reviewed and recorded. Periodically, risk targets are set, and risk ownership is allocated to the appropriate executive or senior manager.

Top eight ESG-related risks are:

1	2	3	4	5	6	7	8
Security issues	Eskom supply failure and increased cost	Threat to social and operating license and other permits	Deteriorating socio-political instability or social unrest	Complexity of regulatory requirements	Information technology (including cyber security threats)	Climate change physical risks	Potable water scarcity and access and cost to secondary water sources

ESG risks feature prominently in our ERM and are considered in terms of business risk and business opportunity, with increased focus on value targets.

Risk impact on our operations

Below is an illustration of how these risks impact our operations:



Land for redevelopment
Rehabilitation
4
5
ERGO
Old TSFs
2
8
Recovered water reused
1
Gold doré bars
Ergo plant
Solar facility
3
5
6
7
Brakpan/Withok TSF
Withok TSF recommissioning
Recovered water reused
4
5
FWGR
Old TSFs
2
8
Driefontein 2 plant
3
5
6
7
Driefontein 4 TSF
RTSF
Rehabilitation
Land for redevelopment
1
Gold doré bars

Note:

- Purple circle: Risks which the Company can influence for the better from within its operations, where they relate in part to alternative sources of power
- Teal circle: Result of the Company's successful handling of manageable risks
- Grey circle: Risks outside of the Company's control

For more information on how these risks are mitigated, please refer to the Operating context section on *pages 19 to 25* of the Annual Integrated Report 2024 and the Material risks and opportunities section on *pages 39 to 50*.

DRDGOLD ESG Fact Sheet **2024** 5

Environmental review ENVIRONMENTAL SPEND R40.8m (2023: R41.9m) Strategic focus area Using technology and information to enhance operational performance and to minimise the impact on the environment Applicable UN SDGs: Strategically relevant WGC RGMPs: 8 – Environmental stewardship 9 – Biodiversity, land use and mine closure 10 – Water, energy and climate change Our targeted nature dividend is pursued through three distinct strategic objectives: • The first involves measures to contain the impact that our operations have on the environment through the containment of dust and effluent • The second is to minimise the impact our activities have on nature and natural resources • The third is to restore areas that have been impacted by mining through rehabilitation Our ESG performance is firmly embedded in our business. It is worth reflecting on several particular areas of the work undertaken during the year. A key area of progress was the commissioning of the solar plant at Ergo Mining Proprietary Limited (Ergo). The installation of this facility aligns with our business objectives. It will help reduce the cost of electricity while minimising the impact of any outages, which have significant operational and environmental consequences. The transition to renewable energy is an important part of our endeavours to shrink our environmental footprint and the impact of our operations on nature. Our decarbonisation strategy is expected to significantly reduce our carbon footprint by more than 50%. More information can be obtained in the Climate change and renewable energy section of the Annual Integrated Report 2024 on pages 51 to 52. We recognise that while decarbonisation is a significant lever in our approach to climate change, we take an integrated, ecosystem based approach that considers the use of water, and our impact on water bodies and biodiversity. We carefully manage our water usage and have seen a deliberate and further significant decrease in our potable water off-take during the year to the point where our closed circuits run largely 90% on recycled and grey water. Potable water is reserved for human consumption. However, our most significant impact will be in the way in which our operations pursue environmental regeneration and social renewal, through recovery, processing and rehabilitation, as well as making usable land available for people and reducing historical environmental impacts. At Ergo, approximately 71% of process water makeup is from the Brakpan / Withok TSF, pumped back to reclamation sites via our closed circuit water reticulation system. A further 10% of process water is sourced from treated acid mine drainage (AMD) and a further 15% is sourced from the Cinderella and Rosherville Dams. The balance of water usage is potable water. There has been significant improvement in the use of potable water at Ergo as material that was previously milled at the Knights plant is now processed at Ergo plant for gold extraction, resulting in reduced elutions (one of the processes dependent on potable quality water) and all gland service water has been replaced with process water. Similarly, at City Deep all gland service water has been replaced with process water resulting in a 61% decrease in potable water consumption for Ergo from 2 224MI to 861Ml. At Far West Gold Recoveries Proprietary Limited (FWGR), we currently use all the water we can harvest from Driefontein 4 TSF through our return water system for process water. This amounts to approximately 45% of our requirements. The balance is sourced from underground mine dewatering. During the first quarter of the 2023 financial year, we started using process water for flocculant makeup in the plant which has contributed to an overall decrease in our potable water consumption. Our operations are inherently likely to generate dust, and are invariably located in close proximity to populated areas, particularly informal settlements that have developed around the facilities we are mining. We mitigate dust nuisance mainly by vegetating TSFs through concurrent and post- decommissioning rehabilitation. Dust fall-out is measured at 264 sites to track and monitor dust fall-out trends. The reclamation of mine dumps for reprocessing is by its very nature rehabilitative of the land on which the dumps are situated. Land capable of redevelopment as well as environmentally sensitive areas are restored as a result of our activities. This outcome is closely linked to our social value-add target of improving the quality of life of those communities living within the areas of impact of our operations and facilities. Over the past 12 years, we have removed and reprocessed more than 138 mine dumps, clearing and restoring around 700 hectares of previously sterile land for productive use, with applications lodged with the National Nuclear Regulator for around 170 hectares. While we have enjoyed considerable success in rehabilitating previously impacted land, in FY2024 we embarked on a number of biodiversity studies at and around our operations. We are seeking to understand both the ecological and agricultural value associated with the areas that we are regenerating, within their unique contexts, so that our approach enables us to maximise the best outcomes. ABOUT THIS FACT SHEET STRATEGIC APPROACH ESG RISKS MATERIAL ISSUES Material issues DRDGOLD ESG Fact Sheet 2024 6

ABOUT THIS FACT SHEET | STRATEGIC APPROACH | ESG RISKS | MATERIAL ISSUES

Material issues continued

Environmental review continued

	2024	2023	2022
Environmental spend (Rm)	**40.8**	41.9	60.3
TSFs vegetated (ha)	**40**	25	58
Land rehabilitated and clearance from National Nuclear Regulator (NNR) (ha)[1]	**—**	30	24
Electricity consumption (MWh)	**312 333**	333 249	376 513
Diesel consumption (litres)[2]	**879 532**	951 788	782 333
Natural gas consumption (GJ)	**118 590**	104 806	108 506
Total energy intensity (GJ/tonne)	**1.06**	**1.14**	**0.78**
Potable water consumption (Ml)	**988**	2 380	2 642
Surface water extracted (Ml)	**3 065**	3 481	4 691
Underground water extracted (Ml)	**4 803**	3 740	3 233
Rondebult waste-water (Ml)	**—**	—	27
Water recycled in the process (Ml)	**18 498**	18 561	20 321
TCTA water (AMD) (Ml)	**1 935**	3 924	2 907
Total water used (Ml)	**29 289**	**32 086**	**33 819**
Potable water used (%)	**3**	7	8
Water used per tonne (litres)	**1.32**	1.39	1.20
Total samples for the year	**1 326**	**1 372**	**1 414**
Dust exceedances	**6**	12	28
Scope 1 CO_2 emissions (tonnes)	**9 095**	8 570	8 103
Scope 2 CO_2 emissions (tonnes)	**316 393**	359 909	406 634
Total carbon emissions (tonnes CO_2e)	**325 607**	**368 581**	**414 835**
Total CO_2e per gold kilogram produced (tonnes CO_2e / gold kg)[3]	**65.1**	**69.8**	**72.5**
Cyanide consumption (tonnes)	**6 189**	5 996	6 824

[1] *In FY2022, 24ha of land clearance certificates were received and applications in respect of 16ha of rehabilitated land were lodged with the NNR for approval. In FY2023, 30ha of land clearance certificates were received and there were no applications of rehabilitated land lodged with the NNR for approval. In FY2024, there were no land clearance certificates received and applications in respect of 41ha of rehabilitated land were lodged with the NNR for approval.*

[2] *Diesel consumption decreased as a result of commissioning of the 20MW solar plant and improvement in Eskom electricity supply, hence less electricity disruptions were experienced.*

[3] *CO_2e per unit of physical output based on gold production for FY2024 for the Group of 5 002kg. For FY2023 and FY2022 it was 5 282kg and 5 720kg respectively.*

No fines of monetary value or significant non-monetary sanctions for non-compliance with environmental laws and regulations were imposed on the Group in FY2022, FY2023 and FY2024.

DRDGOLD ESG Fact Sheet 2024 7

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Material issues continued



Community engagement and support

TOTAL SOCIAL AND ECONOMIC SPEND

R51.3m

(2023: R55.2m [LA])

Strategic focus area

Improving the quality of life of communities surrounding our operations

Applicable UN SDGs:


1 NO POVERTY
4 QUALITY EDUCATION
11 SUSTAINABLE CITIES AND COMMUNITIES

Strategically relevant WGC RGMP:

7 – Working with communities

We are committed to operating in a sustainable and responsible manner and to improving the quality of life for those living in the communities surrounding our operations. This is premised on the assumption that a stable societal environment is an essential requirement for business sustainability. We maintain ongoing stakeholder engagements with government structures, local communities and non-governmental organisations (NGOs) to strengthen our relationships and to better understand the challenges faced.

Our social development programmes are designed to improve the quality of life of communities in and around our operating footprint. Our commitments and initiatives are included in our social and labour plan (SLP) as well as several Corporate Social Investment (CSI) projects which are continually monitored and reported on.

Our programmes:

- Focus on enabling communities to be self-sustainable by providing skills development in the areas of entrepreneurship and business acumen
- Ensure improvement in the quality of life of communities living in close proximity to our operations
- Strive for meaningful engagement with community groups to understand their struggles and concerns and to respond in an appropriate way

Our initiatives to contain the impact of our operations on the environment, in particular the removal of mine dumps and the containment of dust and effluent, clearly overlap with this objective. DRDGOLD designed a unique development initiative in 2018 called the Broad-Based Livelihoods (BBL) programme to reach as many underdeveloped communities as possible with livelihoods skills development and facilitated processes to enable greater participation by previously excluded people in the local economy, especially women and youth.

Poverty alleviation and self-empowerment takes place through our very successful alliance with Umsizi Sustainable Social Solutions (Umsizi), which has assisted us in rolling out the highly successful BBL Programme in Ekurhuleni, City of Johannesburg and Merafong communities. In the new SLP, as an expansion of the BBL Programme, we developed the Riverlea Livelihoods Programme to create economic opportunities for the people of Riverlea and the nearby Zamimpilo informal settlement. Let's Grow SA, a Riverlea-based non-profit organisation, is the anchor partner in the project which has seen the transformation of an unused agricultural facility into a bustling agricultural, training and entrepreneurial hub. In addition to project infrastructure such as greenhouse tunnels, rainwater harvesting tanks and drip irrigation systems, the facility's shared space is used for agriculture and business training and has created the potential for additional income streams.

Our BBL programme has achieved an extensive and broad-based reach, and has successfully mobilised people in need, providing them with food security and opportunities to earn a living for their families. Since its implementation, more than 11 200 community members have directly benefited. To date, 215 learning groups in 42 communities have been established across the Johannesburg, Ekurhuleni and Merafong municipalities. This far exceeds DRDGOLD's initial commitment to establish 75 learning groups.

We are determined to play a meaningful role in equipping the youth of Gauteng with the skills that will provide them access into the mainstream economy. To this end, the Company has signed a Memorandum of Understanding (MoU) with The Innovation Hub to train 50 unemployed youth to advance entrepreneurship and create jobs in Gauteng townships. This strategic partnership demonstrates the shared commitment to promoting innovation, skills development and entrepreneurship in communities. The objective is to build technologically-driven businesses that create sustainable jobs which can contribute to enhancing the economy of the Gauteng Province. It also aims to invest and build a skilled and capable workforce, support economic growth, and address socio-economic challenges through skills development programmes to support national priorities in line with South Africa's National Skills Development Strategy.

We engage with various schools in our areas of influence to develop programmes for the benefit of the youth. We have two high school teachers in our employ who provide extra classes in mathematics, science and accounting to high school pupils at five schools. Most of the schools in these areas do not have the requisite infrastructure and are not able to create a conducive environment for learning and teaching. In partnership with the Department of Basic Education, we are in the process of upgrading and equipping the science labs of two schools in Ekurhuleni and Johannesburg South.

	2024	2023	2022
Total socio-economic development spend (Rm)	**51.3**	55.2	52.9
Total discretionary spend with B-BBEE companies (%)	**58.0**	71.0	61.0
Communities reached	**42**	42	27
Members of communities on learnerships	**410**	669	518
Learners who benefited from maths, science and accounting programmes	**360**	421	398

We spent R35.6 million on various community projects and youth education programmes during the year. More than 11 200 Community members have benefited from our Broad-Based Livelihoods programme.

DRDGOLD ESG Fact Sheet 2024

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ABOUT THIS FACT SHEET | STRATEGIC APPROACH | ESG RISKS | MATERIAL ISSUES

Material issues continued



Employee relations and safety and health review

VALUE DISTRIBUTED TO EMPLOYEES – SALARIES, WAGES AND OTHER BENEFITS

R735m

(2023: R663m)

Strategic focus area

Create a values-driven culture of employee safety, empowerment, diversity and inclusivity

Applicable UN SDGs:


4 QUALITY EDUCATION
8 DECENT WORK AND ECONOMIC GROWTH

Strategically relevant WGC RGMP:

4 – Safety and health

We employ 903 full-time employees and 2 053 specialist service-providers. Service-providers are deployed mostly in security, reclamation and tailings deposition.

We are responsible for the safety of our employees and our assets and therefore take whatever measures required to protect them from harm in the workplace. Our employees are our most valuable asset and to deliver into our strategy, we must maintain a physically and emotionally safe workplace by promoting a culture of safety, combining training and equipment appropriately and maintaining a culture of continuous learning.

A three-tiered approach is taken to safety:

- Firstly, we take responsibility for creating a safe workplace and awareness of potentially hazardous situations
- Secondly, we provide employees with the training and equipment required to perform every task safely
- Thirdly, we encourage and teach the appropriate attitude towards safety and safe conduct

In terms of employee well-being:

- A range of training courses is available to employees, from basic literacy to sophisticated junior leadership. Training takes place in-house and at our accredited training academy, Ergo Business Development Academy (EBDA)
- Our Best Life Programme offers private and confidential guidance and counselling to assist employees with emotional health and coping skills
- Employees have access to life skills training, also through EBDA, that addresses lifestyle choices, personal health and financial literacy

	2024	2023	2022
Total salaries and wages paid (Rm)	**735**	663	649
Employee training spend (Rm)	**15.8**	16.6	14.7
Women as a % of workforce	**25**	25	23
Historically disadvantaged persons (HDP) as a % of employees	**78**	75	74
Human rights incidences	**—**	—	—
Fatalities	**1**	—	—
Lost time injury frequency rate (LTIFR)	**1.15**	1.50	1.84
Reportable injury frequency rate (RIFR)	**0.46**	1.09	0.66
Silicosis and asbestos cases reported [1]	**—**	—	2
TB cases reported	**4**	5	6
Noise-induced hearing loss cases reported [1]	**3**	9	8

[1] *Information not presented for FWGR as this information is not released by the hospital*

We employ 903 full-time employees and 2 053 specialist service-providers



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